Exhibit 99.1
Mahindra Satyam ADRs Trading Over-the-Counter
Effective Today, October 14, 2010
New Ticker Symbol: SAYCY
Hyderabad, India, October 14, 2010: Satyam Computer Services Ltd., now branded as Mahindra Satyam (OTC: SAYCY) today announced that trading of its American Depositary Receipts (ADRs) has been transferred from the New York Stock Exchange (NYSE) to the over-the-counter (OTC) market effective today, Thursday October 14, 2010. The new ticker symbol for the ADRs is SAYCY and real-time quotes for the ADRs are now available on www.otcmarkets.com.
Commenting on the move, Mr. Vineet Nayyar, Chairman, Mahindra Satyam, said, “Although we are moving our ADRs to the OTC market and the ticker symbol has changed, nothing will change with the ADRs themselves. If you own the ADRs now, you will continue to own them. Your broker can execute trades of our ADRs in the OTC market where they will be classified in the Pink Sheets Current Information category, just like the ADRs of many other well-known international companies. We remain committed to our US investors and we are as keen as ever to serve the needs of US customers.”
ADR holders also retain the right to redeem their Mahindra Satyam ADRs and receive the underlying equity shares, which will continue to be listed on the principal Indian stock exchanges. An ADR holder wants to redeem their ADRs should contact their broker. Brokers should in turn contact Citibank NA’s Capital Market Solutions team at +1 (212) 723-5435 or citiadr@citi.com.
The Company is also in the process of restating its prior US GAAP financial statements. As previously announced on September 24, 2010, the ADRs are being delisted from the NYSE due to the Company’s late SEC filings. On September 29, 2010, the Company submitted its audited financial results as per Indian GAAP for the year ended March 31, 2009 and the year ended March 31, 2010. Because the Company is current in its local filings in India pursuant to the Orders of the Company Law Board, and will be making future filings publicly available on www.otcmarkets.com, the Company’s OTC status for its ADRs will be designated Pink Sheets Current Information. The Company will also continue to furnish information to investors through the SEC’s EDGAR database, available at www.sec.gov.

About Mahindra Satyam:
Mahindra Satyam (OTC: SAYCY) is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance.
The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $7.1 billion Mahindra Group, a global industrial federation of companies and one of the top 10 industrial firms based in India. The Group’s interests span financial services, automotive products, trade, retail and logistics, information technology and infrastructure development.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.mahindrasatyam.com. Follow us on Twitter: http://twitter.com/mahindra_satyam
For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
The information provided herein includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on beliefs of and assumptions by management and on information currently available to management. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement include, without limitation, developments that could interrupt trading of the ADRs either on the NYSE or the over-the-counter market; issues that could arise in connection with actions or non-actions by NYSE, regulatory, or governmental authorities; market reactions to the foregoing and to the anticipated delisting; and the status of our efforts to restate prior financial statements. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events.